Exhibit D9

                        LAPSE PROTECTION GUARANTEE RIDER

This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions of the policy.

DEFINITIONS

ADJUSTED PREMIUM AMOUNT - Equal to the total amount of premium paid for the basic policy and any riders, less any unrepaid loans and less any partial surrender amounts.

CUMULATIVE PREMIUM REQUIREMENT - For the first ten Policy Years, the Cumulative Premium Requirement amount is equal to the Initial Monthly Premium Requirement multiplied by the number of Deduction Days that have passed since the Rider Effective Date. For Policy Years eleven and thereafter, the Cumulative Premium Requirement is equal to the Cumulative Premium Requirement for the first ten Policy Years, plus the Extended Monthly Premium Requirement multiplied by the number of Deduction Days that have passed since the tenth Policy Anniversary.

The Initial Monthly Premium Requirement and the Extended Monthly Premium Requirement are shown in the Rider information section of the Policy Summary. The Extended Monthly Premium Requirement is higher than the Initial Monthly Premium Requirement; the premium required to keep this Rider in force will increase after the tenth Policy Anniversary.


BENEFIT

If, on any Deduction Day, the Adjusted Premium Amount equals or exceeds the Cumulative Premium Requirement, then the policy will not lapse on that Deduction Day even if the Cash Surrender Value is insufficient to pay the Deduction Amount due. Any riders that are in force at the time the Cash Surrender Value is insufficient to pay the Deduction Amount due will not lapse while this Rider is in force. Deduction Amounts that are not paid because this Rider is in force will not be considered unpaid or past due under the policy while this Rider is in force.

A requested increase in Stated Amount will increase the Initial and/or Extended Monthly Premium Requirement. The addition or deletion of riders and rider benefit amounts may cause the Initial and/or Extended Monthly Premium Requirement to change. We will send You a revised Policy Summary page showing the new Initial and/or Extended Monthly Premium Requirement that must be met to keep this Rider in force.

ISSUE DATE AND EFFECTIVE DATE

The Issue Date and the Effective Date of this Rider are shown in the Rider information section of the Policy Summary.

CONTESTABILITY

When applied to this Rider, the contestability provision will begin on this Rider's Issue Date.

GRACE PERIOD

If on any Deduction Day, the Adjusted Premium Amount is less than the Cumulative Premium Requirement, We will send You a notice of the action required to keep this Rider in force. If the required action is not taken within 31 days from the date We send the notice, then this Rider will terminate.

TERMINATION

This Rider will terminate on the earliest of:

1. Subject to the Grace Period provision above, the Deduction Day on which the Adjusted Premium Amount is less than the Cumulative Premium Requirement; or

2. the date on which the Death Benefit Option is changed from Option 1 to Option 2; or

3. the Deduction Day following Your request, In Writing, to terminate this Rider; or

4.   policy termination or maturity.

REINSTATEMENT

If this Rider terminates, it cannot be reinstated.



TL-15607